Exhibit 99.1

Dragon Victory International Limited Announces Chairman and CEO Change

Hangzhou, China, August 23, 2019 --Dragon Victory International Limited (Nasdaq: LYL) (the “Company”) today announced that Mr. Limin Liu (“Mr. Liu”)  had taken over the roles as Chairman of the Board and CEO of the Company, effective August 21, 2019, succeeding Mr. Jianjun Sun (“Mr. Sun”). Mr. Sun resigned for personal reasons and not due to any disagreements with the Company.

On August 20, 2019, the Board received the resignation of Mr. Hongyu Zhang as a director of Company, effective immediately. Mr. Zhang resigned for personal reasons and not due to any disagreements with the Company. Mr. Wei Wang (“Mr. Wang”) was appointed to fill the vacancy and serve as a director of the Company, effective August 21, 2019.

Mr. Liu has extensive experience in many industries, including investing, financing, and innovative high technology sectors. From July 2014 to June 2019, Mr. Liu served as the Global Lead of Financial Service Industry of Huawei Technologies Co., Ltd. From 2006 to 2014, Mr. Liu served as the Vice President for sales and technology of Beijing Futong Dongfang Technology Co., Ltd. From 1994 to 2006, Mr. Liu worked at IBM China as Director of Sales. Mr. Liu received his Bachelor Degree of Electrical Engineering from Zhejiang University in 1993.

Mr. Wang has served as the general manager of Zhejiang Getai Curtain Wall Decoration Engineering Co., Ltd. since January 2014. From February 1991 to December 2013, Mr. Wang worked in the Fire Department of Hangzhou City. Mr. Wang received a bachelor’s degree in business management from Party School of the Central Committee of C.P.C. in 2000.

We believe that Mr. Liu will bring exciting opportunities and vitalities to the Company. With his high-tech background and expertise in financial service industry, Mr. Liu will lead the Company to further growth and development in the financial service era with continuous innovation.

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast-growing reward-based crowdfunding platform at www.5etou.cn. 5etou is designed to enable small- and medium-sized companies, start-ups, and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs who utilize our crowdfunding platform. More information is available at http://ir.dvintinc.com/.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans, and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information contact:

Dragon Victory International Limited
Public Relation Contact

Amanda Yang
Tel: +86-057182213772-610

Email: yangy@dvintinc.com

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